

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 26, 2008

Mr. David Y. Chen
Chief Executive Officer and President
Green China Resources, Inc.
29 Level, Central Plaza
381 Huai Zong Road
Shanghai 200020, China

> **RE:** **Green China Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **File No. 333-151842**
> **Filed August 27, 2008**
> **Shine Media Acquisition**
> **Form 10-K**
> **File No. 000-52234**
> **Filed March 31, 2008**

Dear Mr. Chen:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Chen
Green China Resources, Inc.
September 26, 2008
p. 2

General

1. We note your response to our prior comment two from our letter dated July 23, 2008. Please clarify the meaning of your statement that "[t]he company is in the process of obtaining the necessary consents" and confirm that the preferred shareholders are irrevocably bound to purchase their shares. If they are not so bound, please revise your registration statement to address the risk that they will not consent to the transaction. If they are bound, please file the related agreements in executed form as part of your S-4. In this respect please also explain how your response to our prior comments 11 and 80 are resolved by your response to comment two.

2. Revise your Form S-4 to add Shine Media Acquisition as a co-registrant to the registration statement.

3. We note the company's disclosure responsive to our prior comment eight. However, we do not believe that the company has responded completely to that prior comment and accordingly reissue it. Please revise to prominently disclose the total value of the consideration being paid in the proposed transaction, including the value of the debt being assumed. Also, please reference any potential earn-outs in the related discussion.

Questions and Answers About the Meeting, page 5

4. We note your response to our prior comment 18. Please revise to state in clear unequivocal language whether the proposed transaction satisfies all of the requirements of your Form S-1. In this respect your page 63 statement that "the board of Shine Media believes that the value of China Greenscape at the consummation of the acquisition also will be exceeded" does not address this comment directly.

5. Please revise your answer to "What is the consideration being paid …" to state the total value of all the consideration being paid in the transaction. Also, revise the text of your answer to improve its clarity.

6. Please revise your answer to "What happens to the funds deposited in the trust account …" to indicate the amount of funds available to China Greenscape assuming the maximum number of stockholders exercise their conversion rights.

Summary, page 12

7. We continue to believe that our prior comment 24 is applicable to your disclosure. Accordingly, we reissue that comment. Our prior comment was:

    a. Portions of your disclosure, but particularly in the Summary, contain lengthy and passive sentences, unnecessarily defined terms, and frequently repeat disclosure contained elsewhere in your document. Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary discussion should be brief, not contain all of the detailed information contained elsewhere in the document, and should not unnecessarily repeat information contained elsewhere. The key aspects of the offering should be in clear, plain language and comport with the Plain English requirements of Regulation C. Please revise here and throughout your document to eliminate unnecessarily duplicative disclosures and otherwise comport with Regulation C.

8. Please revise the background discussion for China Greenscape to reference its sales and net income for the year-ended 2007 alongside its backlog.

9. Please revise your disclosure under The Business Combination on page 15 to disclose the total value of the consideration being paid, including any debt being assumed, pursuant to the securities purchase agreement. To the extent material, please revise to compare the current transaction value against the May 31, 2007 purchase price for JSZF and explain the reasons for the increase in the transaction value.

10. Please revise your page 16 earn-out discussion to clarify whether you will issue 4,200,000 shares "in aggregate" over the five year period or will potentially issue 4,200,000 shares per year over the five year period. Also, revise this section to disclose the total number of shares potentially issuable.

11. Please revise your discussion under Conversion Rights to indicate whether the company may or will require investors to tender their certificates prior to closing. In this respect your attention is also directed to our prior comment 44. Also, please revise to indicate how the per share conversion price will be calculated, including a discussion of any items, expenses, etc., which will reduce the payments made to investors who elect to convert.

12. Please revise to indicate whether the loans referenced on page 19 will be repaid in the event that a business combination is not consummated.

13. Please advise us of the meaning and impact of the disclosure on page 20 that the holders of the preferred shares have not indemnified you for their representations regarding ownership of their stock and authority to enter into the securities purchase agreement.

14. We were unable to locate your response to our prior comment 30 and accordingly, we reissue it. Please advise us where this disclosure is located. In so doing, a page reference would be helpful.

Comparative Per Share Data, page 26 and 27

15.   It appears that earnings (loss) per share – pro forma on a weighted average basis
        for the year ended December 31, 2007 and for the six months ended June 30,
        2008 is inconsistent with the basic and diluted pro forma net income (loss) per
        share presented in the unaudited pro forma statements of operations on pages 152
        through 155. Please revise or advise.

16.   The presentation of $0.27 and $0.28 for basic and diluted earnings (loss) per share
        – pro forma on a weighted average basis for the six months ended June 30, 2008
        is inconsistent with the basic and diluted pro forma net income (loss) per share
        presented in the unaudited pro forma statements of operations on pages 154 and
        155. Please revise or advise.

Comparative Per Share Data, page 27

17.   We have reviewed your response to comment 34 noting it was not addressed in its
        entirety.   Please revise to present historical book value per share for China
        Greenscape and its predecessor for the most recent year and subsequent interim
        period. Please refer paragraph (f) of Item 3 of Form S-4.

Risk Factors, page 29

18.   Please revise your second risk factor on page 29 to further explain the reference to
        the governmental "prioritization of its 'Green Mandate.'"

19.   Please substantially revise your risk factor subheadings to concisely state the
        specific material risk each risk factor presents to your company or your investors.
        For example, your risk factor "The current business model of China Greenscape
        depends on large, longer term purchase orders …" simply state facts about the
        company. Your subheadings should be revised so that they adequately describe
        the specific risk addressed.

20.   Please revise the text of your page 34 risk factor "The laws of the British Virgin
        Islands …" so that it is consistent with the heading.

21.   Please revise your page 40 risk factor "If the transaction with Green China
        Resources is terminated …" to improve its clarity.

22.   Please revise your risk factor "Shine Media directors and executive officers have
        interests in the stock purchase that are different …" to disclose the "nominal"
        amount per share that they paid for those securities.

23.   We note your statement that "certain investors in the initial public offering may also believe that they have a cause of action against the company for the expansion of business focus …." Please revise to discuss this possible action against the company in more detail.

24.   We also note your statement that "the company does not believe there to be a substantive cause of action for the expansion of business focus because …." Your risk factor discussions should not contain any mitigating language. Revise to delete the mitigating language. You can address this issue in another section of your prospectus.

25.   Please advise us why the company chose to delete the risk factor discussing the M&A Regulations.

Consideration of the Securities Purchase Transaction, page 46

26.   We note your disclosure responsive to our prior comment 47 indicating that the implied post money value of China Greenscape following the January 18, 2008 investment was $127.9 million. Please provide us with the details of how this was calculated.

Background of the Securities Purchase, page 46

27.   We note your response to comment 48. Please revise your disclosure to indicate that JMP Securities LLC did not participate in the determination of the consideration to be paid for China Greenscape.

Shine Media's Reasons for the Stock Purchase and Recommendation of the Shine Media Board, page 56

28.   Your page 60 disclosure implies that the board considered the company's enterprise value "based on the capital of the company after the acquisition" and not as a stand-alone enterprise. Please advise us why the company believes that an appropriate determination as to a transaction's fairness can be made in this manner. In this respect we are also reissuing our prior comment 61. That comment was:
          a. On page 64 you indicate that the forecasts provided to JMP reflect "the strategic implications and operational benefits and integration costs - anticipated to result from the [t]transaction."(emphasis added) It appears as though the projections provided assumed the deal and therefore did not evaluate the target as a stand-alone entity. Please expand your disclosure to highlight this fact and address the impact that this had on the valuations generated. Finally, please provide a discussion as to why management deemed this appropriate and consistent with its Form S-1.

Projections regarding China Greenscape, page 61

29.   Please revise to disclose the revenue growth rate projected for 2008.

Opinion of JMP Securities LLC to the Shine Media Board of Directors, page 65

30.   Please incorporate the text of your response to our prior comment 59 indicating why JMP did not consider prior investments in the target relevant into your related disclosures. Also, please clarify for us why your Precedent Transaction Analysis of other companies is useful while prior investments in your target are less so.

31.   We do not believe that the company has responded completely to our prior comment 62. For example, it is unclear whether any of the named comparable companies sell urban greenery for landscaping. Currently you indicate that the comparable companies do not participate solely in the sale of urban greenery. Please revise to provide additional discussion about the differing focuses of these business and address the "complex considerations and judgments" made by JMP in evaluating the comparability of these companies.

32.   Please revise to provide additional information concerning your comparable company and comparable transaction analyses such that investors may further understand the degree of comparability to you and your transaction. Without limiting the generality of the foregoing, please revise to:

        a. Disclose the average and the range of market capitalizations and revenues for the companies used in your comparable company analysis;
        b. Disclose where the target would fall on such a range; and,
        c. Disclose the average, and the range of transaction values used in the precedent transaction analysis.

33.   We do not understand your response to our prior comment 65. Accordingly, we reissue it. Our prior comment was:
        a. It is unclear to us how JMP calculated China Greenscape's enterprise value under the comparable company analysis. Please explain how Shine's share price, etc., are relevant to the calculation.

34.   We do not believe that the company has responded completely to our prior comment 66. Accordingly, we reissue it. Our prior comment was:
        a. Please revise to explain the significance of the company implied multiple and company implied transaction multiple to investors. Also, please revise to provide a more thorough explanation of how these multiples were arrived at for the target as well as the implied enterprise value they generate.

Material U.S. Federal Income Tax Considerations of the Re-domestication Merger, page 71

35.   Please revise the disclosure in this section to specifically indicate the opinion of counsel for each material tax consequence.

36.   Please revise to indicate whether it is Golenbock Eiseman Assor Bell & Peskoe LLP's opinion that the transaction will qualify as a re-organization within the meaning of Section 368(a) of the Code.

Differences of Stockholder Rights, page 84

37.   We do not understand your response to our prior comment 76 and believe additional discussion is warranted. Please revise your disclosure to indicate that your discussion addresses the material differences between your stockholders' current rights and the rights that they will have as shareholders in the re-domesticated company. Also, revise to remove the last sentence on page 84 instructing investors to review Delaware and British Virgin Island law. The responsibility to explain these differences lies with the company.

Information About China Greenscape page 100

38.   In an appropriate section, please clarify how pricing terms are set on multi-year contracts as well as any policies or procedures in place to mitigate risks associated with fixed price contracts.

Backlog, page 111

39.   We note your addition of the table presenting the estimated backlog that China Greenscape believes will be converted to revenues during 2008, 2009, 2010 and 2011. Please revise to provide the basis for and address the limitations of these projections. Also address the assumptions which are significant to the projections. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of China Greenscape and JSZF, page 119

40.   We do not believe that the company has responded entirely to our prior comment 88. Accordingly, we reissue that comment. Our prior comment was:

        a. We note that you have not provided a brief overview of any items which have impacted the financial results for the relevant periods. Further, it is not entirely clear to the reader how management evaluates the business and its financial results. Accordingly, we ask you to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations with particular emphasis on how management evaluates the business. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. This discussion should also address how management sets goals and monitors itself against those goals. Please revise to provide additional insight into how management monitors its business, the metrics it uses, and key considerations management makes in its decision making process.

In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the Company, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results.

This comment is applicable for all periods.

41.   We were unable to locate your response to prior comment 89. Please advise. Our prior comment was:
   a. On page 121 you indicate that you "will require substantial funds in order to finance [y]our planned acquisitions and activities." Please revise to more fully address these plans and your future capital requirements.

Results of Operations, page 124

42.   We do not believe that the company has responded completely to our prior comment 95, and accordingly we reissue it. Please revise to quantify the impact that the declining dollar has had on your reported results and in particular, the year over year growth rates of specific line items.

43.   We note that you have revised your revenue discussions to separately discuss large and small size contracts. Where an individual contract represents greater than 10% of your revenues for the period, please revise to:

   a.   separately identify the contract party; and,
   b. Address the material contract terms, including pricing, quantity, and duration.

Contractual Obligations, page 136

44.   We note your response to our prior comment 100 and the related revision to your
        filing. It appears that the total purchase commitment balance of $11,906,852
        presented here is inconsistent with the purchase commitments of $10,460,820 and
        $13,982,945 ($49,625,751 less $35,642,804) presented in footnote 25 on F-42 of
        the China Greenscape consolidated financial statements. Please revise or advise.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

Assuming Minimum Approval, page 151

45.   We have reviewed your response to our prior comment 107 noting the comment
        has been addressed in the updated pro forma financial statements. It appears that
        adjustment eight only eliminates the retained earnings accumulated during the
        development stage. Please note that in a recapitalization the total accumulated
        deficit should be eliminated which would include the $282,000 of retained
        earnings of Shine Media. Please advise or revise.

Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year
Ended December 31, 2007

Assuming Maximum Approval, page 152

46.   Please provide a detailed discussion of how you determined the basic and diluted
        pro forma weighted average number of common shares of 35,472.

Assuming Minimum Approval, page 153

47.   We note your response to our prior comment 110. It does not appear that entry
        one is directly attributable to the merger with China Greenscape or that it will
        have a continuing impact on the combined entity. Please revise. Refer to Article
        11 of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Six
Months Ended June 30, 2008

Assuming Minimum Approval, page 155

48.   It appears that basic and diluted pro forma weighted average number of common
        shares for Shine Media of 8,675 and 22,342 is inconsistent with the basic and

diluted weighted average shares outstanding disclosed in the unaudited statement of operations on F-97. Please clarify or advise.

49.   It appears that a net loss was reported for the six months ended June 30, 2008 which would result in the basic and dilutive earnings per share to be equivalent as the effect of the dilutive securities would be anti-dilutive. Please refer to the guidance in SFAS No. 128. Please clarify or advise.

Directors and Management, page 156

50.   We were unable to locate your disclosure responsive to our prior comment 113; accordingly, we reissue it. Please advise us where this disclosure is located.

Certain Relationships and Related Transactions, page 163

51.   We do not believe that the company has responded completely to our prior comment 114; accordingly, we reissue it. Our prior comment was:
     a. Please revise to provide the disclosure contemplated by Item 404 of Regulation S-K for the target. See Item 18(a)(7) of Form S-4. In this respect, but without limit, please revise to disclose related party sales, indicating the nature of the relationship and the terms of any agreements with these parties. Also, please clarify the extent to which these agreements are on-going. Finally, please clarify the percentage of your total revenues attributable to related parties.

52.   Please revise to indicate whether the notes payable issued in August 2008 will be repaid in the event that you fail to consummate your acquisition.

Security Ownership of Officers and Directors of Green China Resources after the Acquisition, page 167

53.   We note your response to our prior comment 115; however, the discussion immediately preceding your table does not indicate that it includes 5% shareholders who will become 5% shareholders as a result of the acquisition even though the table itself may contain the disclosure. Please revise.

China Greenscape Co. Ltd. Consolidated Financial Statements

For the Period from February 5, 2007 to December 31, 2007

General

54.   We note your response to our prior comment 121, but we did not find the noted revision in our review of your amended filing. As such, our prior comment will

be reissued. Please revise the face of the financial statements for China Greenscape to state the date from which the operating results of JSZF are included.

Consolidated Statement of Cash Flows, F-6

55.   The change in due from related party of $2,311,420 and due to related party of $(3,356,432) appears to be inconsistent with the balances presented in the consolidated balance sheet on F-3. Please clarify and advise.

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

(d) – Inventories, F-8

56.   Please tell us how you accounted for land lease rights acquired in conjunction with seedlings and trees acquired from agricultural vendors.

(g) – Revenue Recognition, F-9

57.   We note your response to our prior comment 127. As your revised disclosure did not address our comment in its entirety, it will be partially reissued. Please revise your revenue recognition policy to specifically address the fact that some of your contracts are performed over two and three years and your "turnkey contracts" have a two year warranty period.

58.   In connection with the previous comment, we note that you typically collect 60-70% of the contract value of "large size" projects upon planting and the remaining balance over the following one to two years. Please expand your disclosure to explain your policy for deferred revenue and long-term receivables related to these types of contracts.

59.   We note your response to our prior comment 129 and the related revisions to your filing. As it relates to government subsidized environment projects, we note that grants are recognized as other income when the related project is complete and the associated costs are either recorded as operating expenses or are capitalized. Please provide a detailed discussion to support your revenue recognition on a gross basis and cite the specific authoritative literature utilized to support your accounting treatment as it appears that the proceeds from these grants should be recognized as a reduction to operating expenses or should be deducted from your cost basis in the related assets.

Note 6 – Prepayments and Other Receivables, F-13

60.   We note your response to our prior comment 131 and the related revision to your filing. Please revise to provide additional detail regarding the $850,000 advance to Mount Sun International Limited.

Note 7 – Inventories, F-14

61.   We note your disclosure here, on F-55, and on pages 15 and 121 regarding the use of Wuxi Puxin Certified Public Accountants Co. Ltd. as an independent valuation expert (i) to determine the net asset value of JSZF prior to China Greenscape's acquisition and (ii) to assess the fair value of inventory acquired from Jiangxi Guofeng. Please file a consent from Wuxi Puxin Certified Public Accountants Co. Ltd. or delete all references to the use of outside valuation firms from your filing.

For the Periods Ended June 30, 2008 and 2007

Notes to Consolidated Financial Statements

Note 13 – Short-Term Loans, F-36

62.   It appears that the opening balance (i.e. June 1, 2008) presented in your roll-forward of short-term loans does not agree to the end of period short-term loan balance at December 31, 2007. Please revise or advise.

Note 14 – Unsecured Loans, F-36

63.   We note that the unsecured loans balance increased from $32,901,050 at December 31, 2007 to $34,990,013 at June 30, 2008. However, it does not appear that this increase is reflected in your statement of cash flows. Please revise or advise.

Note 15 – Convertible Preferred Shares, F-37

64.   We note that you issued Series B and Series D preferred shares to Ms. Ng Sau Lai, the chairperson of your board of directors at a fair value of $0.01. It appears these shares will automatically convert to common stock if yearly profit targets are achieved and if the yearly target is not achieved you will immediately redeem the shares for $1. Please provide a detailed discussion of how you accounted for these preferred shares, particularly the determination of the fair value and cite the specific authoritative literature you utilized to support your accounting treatment. Please refer to the guidance of SFAS No. 123(R).

65.   Please revise to provide the definition for "after-tax net operating profit" and disclose whether the after-tax net operating profit target was met for fiscal year 2007 and, if it was met, how you accounted for the conversion.

Shine Media Acquisition Corp. Financial Statements

For the Years Ended December 31, 2007 and 2006

Statement of Stockholders' Equity, F-86

66.   We note your response to our prior comment 141, but we did not find the noted revision in our review of your amended filing. We note that $417,574 worth of shares were reclassified to "common stock subject to possible redemption"; however, it appears that this reclassification should be presented as a decrease to additional paid in capital and an increase to liabilities. Please clarify or advise.

For the Six Months Ended June 30, 2008 and 2007

Notes to Financial Statements

Note 13 – Subsequent Events, F-110

67.   It appears from the disclosure on page 173 that the former shareholders of China Greenscape have a registration rights agreement with associated liquidated damages. Please revise to provide the disclosure required by FSP EITF 00-19-2.

Annexes

68.   We note your response to our prior comment 143 and believe that additional discussion is warranted. First, please advise us of the purpose of including the Maples & Calder legality opinion when it is not finalized and has not been received by the company. Second, we note additional agreements – such as your Joinder Agreement – that do not appear to be signed are also included in your exhibits and annexes. Please file finalized, and executed, copies of all exhibits and annexes.

Exhibit 5.1

69.   Please advise us of the purpose and effective of the reservation contained in Section 5.3 of your legality opinion.

70.   Please revise your legality opinion to clarify that Maples and Calder is opining upon New York law in connection with your statement that the warrant agreement will be a legal binding obligation of the company. We specifically note your qualification made in Section 5.5 that the "opinion is confined to and given on the

basis of the laws of the British Virgin Islands … we do not express or imply nor are we qualified to express or imply any opinion on the laws of any other jurisdiction."

Exhibit 8.1

71.   The extent of your opinion is unclear from your letter. In your letter you state that the tax section, as "it relates to statements of law or legal conclusions is accurate …" Please note that counsel must opinion on the tax consequences to investors, not the manner in which they are described in the prospectus. Please revise your letter, or disclosure, to opine on each material tax consequence for investors associated with the transaction.

Signatures

72.   We note your response to our prior comment 148 indicating that Green China Resources has only one director and executive officer for purposes of its signature requirements. Please revise to indicate that David Chen signed in his capacity as director of Green China Resources Inc.

Exchange Act Filings

73.   Please revise your Exchange Act filings, as necessary, to comply with the above comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 9A – Controls and Procedures, page 40

74.   We note that in your amended Form 10-K your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us how management's failure to provide the disclosure required by paragraph (a)(2) of Item 308T of Regulation S-K impacts the conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Management's Report on Internal Control Over Financial Reporting, page 40

75.   Pursuant to Item 308T of Regulation S-K, please revise to disclose management's conclusion regarding the effectiveness of internal control over financial reporting as of December 31, 2007.

Form 8-K, filed May 13, 2008

76.   We do not believe that the company has responded completely to our prior comment 155. Accordingly, we partially reissue that comment. Please provide us with additional information about the nature of these presentations, including their purpose, participants, dates, and the potential legal implications of these meetings.

Other

77.   We note your response to comment 158. Please revise the Background of the Stock Purchase section to indicate that the offering was completed on December 21, 2006 and that the over-allotment was used solely to cover syndicate short positions.

Form 8-K, filed September 8, 2008 by Shine Media Acquisition Corporation

78.   Starting with slide 22 you indicate that the target has an additional upside because of its plans to expand into the forest product market. Please revise your Form S-4 disclosure to address:
   a. The status and nature of these plans;
   b. The anticipated budget and projected expenditures associated with these plans, including a discussion of the extent to which the transaction proceeds will be used in pursuing these plans;
   c. The degree to which management's current projections are based on these plans as opposed to the execution of the target's existing business; and
   d. Any unique risks associated with these plans or activities.

79.   Please clarify the upside associated with the "pharmaceutical ingredient opportunity" referenced in your last slide.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Andrew D. Hudders, Esq.
       212-754-0330